Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Signet Group plc:

We consent to the incorporation by reference in the registration statements (No. 333-134192, 333-12304, 333-09634, and 333-08764) on Form S-8 of Signet Group plc of our reports dated 9 April 2008, with respect to the consolidated balance sheets of Signet Group plc and subsidiaries as of 2 February 2008 and 3 February 2007, and the related consolidated income statements, consolidated cash flow statements and consolidated statement of recognised income and expense for the 52 week period ended 2 February 2008, the 53 week period ended 3 February 2007 and the 52 week period ended 28 January 2006, and the effectiveness of internal control over financial reporting as of 2 February 2008, which reports appear in the Annual Report on Form 20-F of Signet Group plc for the 52 weeks ended 2 February 2008.

/s/ KPMG Audit Plc

London, United Kingdom
May 9, 2008